UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49976

Alliance Bankshares Corporation

(Exact name of registrant as specified in its charter)

14200 Park Meadow Drive, #200

Chantilly, VA 20151

(703)814-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   0

Effective December 21, 2012, Alliance Bankshares Corporation was merged into and with WashingtonFirst Bankshares, Inc. with WashingtonFirst Bankshares, Inc. surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alliance Bankshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WashingtonFirst Bankshares, Inc., successor by merger to Alliance Bankshares Corp.

Date: January 30, 2013	By:	/s/ Shaza L. Andersen
Shaza L. Andersen
President and Chief Executive Officer